September 22, 2022 Via Edgar Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C., 20549

Re:	Majestic Ideal Holdings Ltd. (CIK No. 0001897532) Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated May 16, 2022

Dear Mr. Jones, Ms. Clark, Mr. Woody, and Mr. Ingram:

On behalf of our client, Majestic Ideal Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 16, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 28, 2022. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated May 16, 2022 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Michael K.S. CHAN	陳國淳	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Sacha M. CHEONG	文錦明	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Jay C. CHIU	邱志藩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted April 28, 2022

Other Pertinent Information, page iii

1.

You state that references to “China” or “PRC” refer to the People’s Republic of China, excluding the Taiwan region, Hong Kong, and Macau. Revise the definition of “China” or the “PRC” to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of “China” or the “PRC,” ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website. Also, revise page 4 to explain how you determined that you and your Hong Kong subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate your business or issue your shares to foreign investors. If you relied on the advice of counsel, name counsel and include a consent from counsel as an exhibit. If you did not consult counsel, revise page 4 to discuss why you did not consult counsel. In this regard, we note the statement that the “the PRC does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan” on page 1 of the opinion filed as exhibit 99.5.

In response to the Staff’s comment, the Company has revised page iii of the Revised Draft Registration Statement to provide extra clarification to the referenced definitions. Further, the Company will ensure that its disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies.

The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Revised Draft Registration Statement to elaborate on how the Company and its Hong Kong subsidiary determined that they are not required to obtain any permission or approval from Hong Kong authorities.

Permission Required from PRC Authorities, page 4

2.

We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion you are not subject to cybersecurity review with the CAC to conduct business operations in China. If true, state as much and explain why such an opinion was not obtained. In this regard, we note your disclosure on page 4 that you “confirmed” with your PRC counsel that you are not subject to cybersecurity review with the CAC to conduct business operations in China. However, it is not clear if this constitutes counsel’s opinion and it does not appear that the confirmation or opinion extends to other permissions and approvals.

In response to the Staff’s comment, based on the legal opinion attached hereto as Exhibit 99.5, the Company has relied upon an opinion of counsel with respect to its conclusion that it is not subject to cybersecurity review with the CAC to conduct business operations in China. The Company has also revised the relevant disclosure on page 4 of the Revised Draft Registration Statement.

3.

We note your response to prior comment 7. The disclosure on page 4 about operations and the issuance of shares should not be qualified by the references to permissions “that will not have material adverse effects” and to “essential” provisions. Please make appropriate revisions to your disclosure on page 4 and such references on pages 9 and 20 as well as exhibit 99.5.

In response to the Staff’s comment, the revised disclosure can be found on pages 4, 11, 21 as well as Exhibit 99.5 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 115

4.

We note your response to prior comment 8. Please relocate the Enforceability of Civil Liabilities section to an earlier location in the prospectus.

In response to the Staff’s comment, the Enforceability of Civil Liabilities section has been included on page 5 of the Revised Draft Registration Statement.

Please contact Virginia Tam or Clayton Parker of K&L Gates at +852.2230.3535 or 1.305.539.3306, respectively, with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

3